Exhibit 99.1

Agreement Regarding Disclosure of Long-Term Debt Instruments

In reliance upon Item 601(b)(4)(iii)(A) of Regulation S-K, Apartment Income REIT Corp., a Maryland corporation (the "Company"), has not filed as an exhibit to its annual report on Form 10-K for the annual period ended December 31, 2020, any instrument with respect to long-term debt not being registered where the total amount of securities authorized thereunder does not exceed ten percent of the total assets of the Company and its subsidiaries on a consolidated basis. Pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K, the Company hereby agrees to furnish a copy of any such agreement to the Securities and Exchange Commission upon request.

By:	/s/ Paul Beldin
Paul Beldin
Executive Vice President and Chief Financial Officer
March 12, 2021